Exhibit 4.14

Offset Agreement

Party A: Chris Chang Yu

Party B: Anpac Bio-Medical Science Co., Ltd

Party C: Anpac Bio-Medical Science (Lishui) Co., Ltd., a wholly owned subsidiary of Party B.

Party D: CRS Holding Inc., which is wholly owned by Party A

Pursuant to the “Five-Party Agreement” effective 30 June 2021, as amended and restated, in the form attached hereto as Exhibit A, Party D has confirmed that Party D owes Party B RMB 6,946,417.48 at 30 June 2021 (the “Payable”). The Payable reflects the amount due and owing from Party D to Party B in connection with the exercise price associated with an aggregate of 250,000 options held by Party A (the “Options”). On or about February 22, 2021, Party A exercised the Options and received the underlying American Depositary Shares but had not paid the exercise price associated therewith, resulting in the Payable. Effective 30 June 2021, Party A transferred the obligation to repay the Payable to Party D, with Party B’s consent. Party B agrees to transfer the Payable to Party C, and Party D consents to the transfer of the Payable from Party B to Party C and agrees and confirms that the Payable is due to Party C, effective as of the date of this Offset Agreement.

On 19 July 2021, the Board of Directors of Party B resolved that the purchase price associated with Party C’s acquisition of the 40% equity held by Party A in AnPai (Shanghai) Health Management Consulting Co., Ltd. was RMB 8,500,000 (the “Receivable”). As of 22 September 2021, Party C has confirmed that it has not paid Party A any money related to the Receivable. Accordingly, as of the date of this Offset Agreement, the Payable is RMB 6,946,417.48 and the Receivable is RMB 8,500,000. Party A agrees to transfer the Receivable to Party D. Parties C consents to the transfer of the Receivable from Party A to Party D and agrees and confirms that the Receivable is due to Party D, effective as of the date of this Offset Agreement.

Based on the principles of equality, voluntariness, honesty and trustworthiness, the above-mentioned four parties have mutually agreed that the domestic and overseas claims and debts of the four parties will offset each other, and the domestic and overseas claims and debts will eventually be combined and offset.

The Parties have agreed that Party D may set off or recoup any liability it owes to Party C against any liability for which Party D determines in good faith Party C is liable to

Party D, whether either liability is matured or unmatured or is liquidated or unliquidated. The Parties agree that Party D has the right to set off the Payable against the Receivable. Accordingly, as of 22 September 2021, after offsetting, the Parties agree that Party C owes Party D RMB 1,553,582.52 net and that Party D does not owe anything to Party C after such set off.

Disputes arising in the course of the performance of this contract shall be settled by both parties through negotiation, or by a third party to mediate. If negotiation or mediation fails, either party may file a lawsuit in the People's Court of Shanghai Putuo District.

This contract will be effective on the date of signature by the four parties. This contract is in triplicate, each party holds one copy, and the text of the contract has the same legal effect.

Party A:

Party B:

Party C:

Party D: